October 11, 2017

Securities and Exchange Commission

Office of Healthcare & Insurance

100 F. Street, NE

Washington, DC 20549

Attention: Mr. Chris Edwards and Ms. Suzanne Hayes

Re:	Immune Pharmaceuticals Inc.

Amendment No. 1 to

Registration Statement on Form S-1

Filed September 11, 2017

File No. 333-220413

Dear Mr. Edwards and Ms. Hayes:

This letter sets forth the responses of Immune Pharmaceuticals, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 26, 2017 ("Comments Letter") concerning the Company’s Registration Statement on Form S-1 (collectively, the “Filing”).

1.       Please include the Form 8-K filed on April 27, 2017 in the list of filings that are incorporated by reference into the prospectus.

Response: We have included the Form 8-K filed on April 27, 2017 in the list of filings that are incorporated by reference into the prospectus.

2.       Please revise the fee table to ensure that the units, as well as each security comprising the units, are separately reflected in the fee table.

Response: We have revised the fee table to ensure that the units, as well as each security comprising the units, are separately reflected in the fee table.

Sincerely,

\s\ Elliot Maza
Elliot Maza

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